UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297
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CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 157th MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 11 2010

1. DATE, TIME AND PLACE: On the eleventh (11th) day of August 2010, at 2:30 p.m., at the headquarters of CPFL Energia SA (“CPFL Energy” or the "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 3 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. PRESIDING: Chairman – Murilo Cesar Lemos dos Santos Passos and Secretary – Gisélia Silva.

5. AGENDA: (i) Declaration of interim dividend (base June/2010) by CPFL Energia and subsidiaries, (ii) Increase in share capital of subsidiary companies, by issuing common shares and (iii) Amendment of the bylaws of subsidiaries to adjust the composition of capital stock.

6. RESOLUTIONS APPROVED BY UNANIMOUS VOTE WITH NO RESTRICTIONS:

It is hereby noted that the votes of the Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement on file with the Company, dated 03/22/2002, as amended on 08/27/2002, 11/05/2003 and 12/06/2007 and that these minutes shall be drawn up in summary form, offering the right to present statements and dissent that will be filed at the Company's headquarters, with publication in the form of a summary without the signatures of the Members.

Having examined the subjects listed on the Agenda, the following resolutions were adopted by unanimous vote and without any restrictions:

(i)            (i.i) Approved, pursuant to the provisions of Article 32, caput and paragraph 1 of the Company’s Bylaws and pursuant to Board of Executive Officers Resolution number 2010077, the declaration of interim dividends to debit from the net profit account calculated in the half-year results as at June 30, 2010, to be imputed to the mandatory minimum dividend for the fiscal year, totaling R$ 774,428,508.54 (seven hundred seventy-four million, four hundred and twenty-eight thousand, five hundred and eight reais and fifty-four centavos), corresponds to the amount of R$ 1.609579599 per share, whose payment to the owners of shares on August 18 shall occur on a date to be set by the Executive Board, according to the availability of funds and by means of a simple statement to the Board. The Company’s shares shall be traded “ex-dividend” on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA (“BM&FBovespa”) and the New York Stock Exchange (NYSE) as of the August 19 (nineteen);

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –
Company Registry (NIRE) 353.001.861-33

(i.ii) Recommended a vote in favor of the declaration of interim dividends by the Company’s representatives at meetings of the Board, meetings of Partners and/or General Meetings of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Brasil, CPFL Geração, RGE, CPFL Santa Cruz, CPFL Planalto, Jaguari Geração, CPFL Mococa, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Meridional, CPFL Cone Sul and Paulista Lajeado – Board of Executive Officers Resolutions numbers 2010098, 2010076, 2010078, 2010053, 20101751, 2010055, 2010009, 2010008, 2010053, 2010052, 2010053, 2010053, 2010009, 2010008 and 2010009; and

(i.iii) Recommended to the representatives on the Board of CPFL Geração, to vote in favor of maintaining the amount of R$ 52,771,296.11 (fifty-two million, seven hundred seventy-one thousand, two hundred and ninety-six reais and eleven centavos) in the Accumulated Profit Account of the subsidiary CPFL Geração – Board of Executive Officers Resolution number 20100053;

(ii)          Recommended to the representatives of the Company in the General Shareholders’ Meetings of the subsidiaries to vote favorably to approve the increase of their respective share capital bases by issuing new common shares (Board of Executive Officers Resolutions numbers 2010012, 2010017, 2010013, 2010011, 2010004, 2010004, 2010004, 2010004, 2010004 and 2010004);

It is hereby noted that the capitalization of the subsidiaries was previously reviewed by the Project Assessment Commission; and

(iii)         Recommended to the representatives of the Company in the General Shareholders’ Meetings of the subsidiaries to vote favorably to change their Bylaws to adjust the composition of their capital stock, in accordance with the resolution hereby taken in item "ii" above.

7. CLOSURE: There being no further business, the meeting was adjourned, the minutes were drawn up, read and approved and then signed by the Members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.